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                                                                   EXHIBIT 26


                       [DAVIS POLK & WARDWELL LETTERHEAD]


                                January 23, 1998


Re:     ARV'S JANUARY 16 LETTER TO SHAREHOLDERS


Sheila M. Muldoon
Vice President, General Counsel
   and Secretary
ARV Assisted Living, Inc.
245 Fischer Ave., Suite D-1
Costa Mesa, CA 92626

Dear Ms. Muldoon:

        Last weekend Emeritus received a letter from ARV Assisted Living, Inc., ("ARV") to its shareholders dated January 16, 1998 (the "Shareholder Letter") relating to its annual meeting of shareholders scheduled for January 28, 1998.

        We are writing to draw your attention to certain statements in the Shareholder Letter which Emeritus believes go beyond the bounds of fact-based allegations and are based on unfounded speculation. We request that you either withdraw the statements or provide us with an adequate basis for supporting the statements made.

        The Shareholder Letter states that Emeritus' $17.50 offer of "so called immediate cash" is an "illusion" and that Emeritus "will reduce the price" once its slate of nominees is elected. ARV's statements and others like it in the Shareholder Letter are speculation. Emeritus has stated in its proxy materials, tender offer documents and other public statements that its offer is $17.50 per share in cash for all shares of ARV.

        The Shareholder Letter also states that the leases on 18 ARV facilities "will be subject to immediate termination" if Emeritus' nominees are elected. The operative provision in 16 of the 18 leases is ambiguous at best. The provision states that "any change (voluntary or involuntary, by operation of law or otherwise but excluding any change as result of an initial public offering of [ARV's] stock) in the person(s), entity or entities which ultimately exert effective control over the management of the affairs of [ARV] as of the date hereof" constitutes an assignment of the lease which is subject to the consent of the landlord. ARV is improperly using this as a scare tactic. There is

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no evidence that the landlords have taken this position or, more importantly, that it is a correct legal position. The plain reading of the language raises significant doubt as to whether a successful director election contest would constitute a "change . . . in the person(s), entity or entities which ultimately exert effective control over the management of the affairs" of ARV. Indeed, if it is a valid position of the landlords then the actions of the ARV Board over the last six months likely already triggered the provision. During that time period the ARV Board (i) significantly altered the company's shareholder composition by selling nearly 40% to one institution, (ii) replaced the Chairman of the Board twice, (iii) replaced the President, and (iv) removed two board members from the board and replaced them with four new directors.

        Furthermore, based on Gary Davidson's deposition testimony (see page 179 of the Davidson deposition), we understand that the landlords gave their consent to the Prometheus transactions and therefore we believe that suggestions to your shareholders that the landlords are eager to reprice the lease terms (or terminate the leases) is entirely misleading. If the Emeritus nominees are elected at the Annual Meeting, the public shareholders would continue to own ARV and the Emeritus director nominees would owe these shareholders fiduciary duties. The scare tactics ARV is resorting to and ARV's failure to provide full and balanced disclosure on this issue are misleading shareholders as to the effects of voting for the Emeritus nominees.

        The overall effect of the disclosure in the Shareholder Letter is to misrepresent issues about the election contest and tender offer that are important to the shareholders and thus make it extremely difficult for the shareholders to make an informed decision concerning these matters. In order to make an informed decision, the shareholders must be provided with accurate information. In addition to our request that ARV either withdraw the statements or provide us with an adequate basis for supporting the statements made, Emeritus requests that ARV issue corrective disclosure. In the event that you choose not to correct your misleading statements we will be obligated to bring these issues to the attention of Judge McLaughlin.

                                        Very truly yours,

                                        /s/ NICHOLAS P. BROUNTAS, JR.
                                        -------------------------------------
                                        Nicholas P. Brountas, Jr.


cc:     Howard G. Phanstiel
           ARV Assisted Living, Inc.
        William J. Cernius
           Latham & Watkins